UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

TransAtlantic Petroleum Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G89982113
(CUSIP Number)

Randall Rochman
West Family Investments, Inc.
1603 Orrington Ave., Suite 810
Evanston, IL 60201
(847) 238-0711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

West Family Investments, Inc. (45-1291185)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 5,754,426

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  5,754,426

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,754,426

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.1%

14. TYPE OF REPORTING PERSON (see instructions): CO


1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Gary West

2. CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 5,754,426

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  5,754,426

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,754,426

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.1%

14. TYPE OF REPORTING PERSON (see instructions): IN


1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Mary West

2. CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 5,754,426

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  5,754,426

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,754,426

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.1%

14. TYPE OF REPORTING PERSON (see instructions): IN


1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

West Investment Holdings, LLC (32-0359590)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 5,305,241

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  5,305,241

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,305,241

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.2%

14. TYPE OF REPORTING PERSON (see instructions): CO


1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Randall Rochman

2. CHECK THE APPROPRAITE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  880,895

8. SHARED VOTING POWER: -0-

9. SOLE DISPOSITIVE POWER:  880,895

10. SHARED DISPOSITIVE POWER:  -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
880,895

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.8%

14. TYPE OF REPORTING PERSON (see instructions): IN


Item 1. Security and Issuer

Common Shares (the "Common Shares" or the "Shares") of TransAtlantic Petroleum Ltd. (the "Issuer") located at 16803 Dallas Parkway, Addison, Texas 75001.

Item 2. Identity and Background

This statement is filed jointly on behalf of West Family Investments, Inc. (the "Adviser"), West Investment Holdings, LLC ("WIH"), Randall Rochman, the Chief Executive Officer of the Adviser, Gary West and Mary West (collectively, the "Reporting Persons") with respect to the Shares of the Issuer beneficially owned by them pursuant to Rule 13d-3.

A.  THE ADVISER

(a) West Family Investments, Inc., a Delaware corporation located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201. The Adviser is a family office exempt from registration under the Family Office Exemption.

(d) No criminal convictions.

(e) The Adviser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B.  GARY WEST

(a) Gary West

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Managing Principal of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Gary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

C.  MARY WEST

(a) Mary West

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Managing Principal of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Mary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

D.  WIH

(a) WIH, a Delaware limited liability company located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201. WIH is a holding company that is beneficially owned by Gary and Mary West.

(d) No criminal convictions

(e) WIH was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.  RANDALL ROCHMAN

(a) Randall Rochman

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Chief Executive Officer of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Randy Rochman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration

Personal funds, not loans, were used.

Item 4. Purpose of the Transaction

On July 1, 2017 the 13% Convertible Notes listed in Item 5 (the "Notes") matured and the full principal amount and interest was paid to the holders on July 3, 2017. This transaction caused the Notes to no longer be convertible into the Issuer's Common Shares.

The Reporting Persons hold the Shares as reported herein for investment purposes. The Reporting Persons may acquire additional Shares in future transactions. The Reporting Persons have no plans or proposals which relate to, or may result in, any of the items listed in items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)  ADVISER

(1) Amount beneficially owned by the Adviser: 5,754,426 /1
(2) Percent: 11.1% of the Shares /2

     GARY WEST

(1) Amount beneficially owned by Gary West: 5,754,426 /3
(2) Percent: 11.1% of the Shares /2

     MARY WEST

(1) Amount beneficially owned by Mary West: 5,754,426 /4
(2) Percent: 11.1% of the Shares /2

     WIH

(1) Amount beneficially owned by WIH: 5,305,241 /5
(2) Percent: 10.2% of the Shares /6

    RANDALL ROCHMAN

(1) Amount beneficially owned by Randall Rochman: 880,895 /7
(2) Percent: 1.8% of the Shares /8

(b)  ADVISER

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  5,754,426
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 5,754,426

     GARY WEST

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  5,754,426
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 5,754,426

     MARY WEST

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  5,754,426
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 5,754,426

     WIH

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  5,305,241
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 5,305,241

     RANDALL ROCHMAN

(1) Sole power to vote or to direct the vote: 880,895
(2) Shared power to vote or direct the vote:  -0-
(3) Sole power to dispose or to direct the  disposition of: 880,895
(4) Shared power to dispose or to direct the  disposition of: -0-

(c) On July 1, 2017, all of the following 13% Convertible Notes (previously convertible into 834,556 Common Shares of the Issuer before the maturity date) matured and the full principal amount and interest was paid to the holders on July 3, 2017:

1. The 13.0% Convertible Note in the principal amount of $525,000 held by Gary West CRT1, LLC, an entity owned by a trust of which Gary West is a beneficiary matured on 07/01/17. The full principal amount and interest was paid to the holder on 07/03/17.

2. The 13.0% Convertible Note in the principal amount of $420,000 held by Gary West CRT2, LLC, an entity owned by a trust of which Gary West is a beneficiary matured on 07/01/17. The full principal amount and interest was paid to the holder on 07/03/17.

3. The 13.0% Convertible Note in the principal amount of $350,000 held by Gary West CRT3, LLC, an entity owned by a trust of which Gary West is a beneficiary matured on 07/01/17. The full principal amount and interest was paid to the holder on 07/03/17.

4. The 13.0% Convertible Note in the principal amount of $525,000 held by Mary West CRT1, LLC, an entity owned by a trust of which Mary West is a beneficiary matured on 07/01/17. The full principal amount and interest was paid to the holder on 07/03/17.

5. The 13.0% Convertible Note in the principal amount of $420,000 held by Mary West CRT2, LLC, an entity owned by a trust of which Mary West is a beneficiary matured on 07/01/17. The full principal amount and interest was paid to the holder on 07/03/17.

6. The 13.0% Convertible Note in the principal amount of $350,000 held by Mary West CRT3, LLC, an entity owned by a trust of which Mary West is a beneficiary matured on 07/01/17. The full principal amount and interest was paid to the holder on 07/03/17.

7. The 13.0% Convertible Note in the principal amount of $1,260,000 held by Gary and Mary West Foundation. The full principal amount and interest was paid to the holder on 07/03/17.

8. The 13.0% Convertible Note in the principal amount of $175,000 held by Randall Rochman. The full principal amount and interest was paid to the holder on 07/03/17.

The Shares included in this Schedule 13D are owned by various entities, trusts, funds and accounts (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners, except WIH, hold more than 5% of the outstanding shares of the Issuer as of July 3, 2017. To the knowledge of the Reporting Persons, no persons other than the Owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

9. Not applicable.

/1 The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. Section 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in Item 6 herein), none of whom, besides WIH, own more than 5% of the class of the Issuer's securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Adviser may be deemed to beneficially own all of the Shares (constituting approximately 11.1% of the Issuer's Shares outstanding).

The Shares represent 1,179,026 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the Issuer that the Reporting Persons have the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

/2 Based on 47,312,231 Common Shares of the Issuer outstanding as of March 31, 2017, as reported in the Issuer's most recent Form 10-Q, increased by 4,575,400 Common Shares that the Reporting Persons have the right to acquire by way of conversion of the Series A Preferred Shares, totaling 51,887,631 Common Shares. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

/3 Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 11.1% of the Issuer's Shares outstanding).

The shares represent 1,179,026 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the issuer that the Reporting Persons have the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

/4 Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 11.1% of the Issuer's shares outstanding).

The shares represent 1,179,026 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the Issuer that the Reporting Persons have the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

/5 The 729,841 Common Shares of the Issuer beneficially are owned directly by WIH, plus 4,575,400 Common Shares of the Issuer that WIH has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares (constituting approximately 10.2% of the Issuer's Shares outstanding).

/6 Based on 47,312,231 Common Shares of the Issuer outstanding as of March 31, 2017, as reported in the Issuer's most recent Form 10-Q, increased by 4,575,400 Common Shares that the Reporting Persons have the right to acquire by way of conversion of the Preferred Shares, totaling 51,887,631 Common Shares. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

/7 The 194,585 Common Shares of the Issuer beneficially are owned directly by Randall Rochman, plus 686,310 Common Shares of the Issuer that he has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares of the Issuer (constituting approximately 1.8% of the Issuer's Shares outstanding).

/8 Based on 47,312,231 Common Shares of the Issuer outstanding as of March 31, 2017, as reported in the Issuer's most recent Form 10-Q, increased by 686,310 Common Shares that the Reporting Persons have the right to acquire by way of conversion of the Series A Preferred Shares, totaling 47,998,541 Common Shares. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares are owned by various entities, trusts, funds and accounts (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners, except WIH, included in this filing, holds more than 5% of the outstanding Shares of the Issuer as of July 3, 2017.

The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares, none of whom, besides WIH, own more than 5% of the class of the Issuer's securities to which this filing pertains.

Item 7. Material to be Filed As Exhibits.

No written agreements.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2017

WEST FAMILY INVESTMENTS, INC.

By:  /s/ Randall Rochman
Name:  Randall Rochman
Title: CEO

WEST INVESTMENT HOLDINGS, LLC

By: /s/ Randall Rochman
Name:  Randall Rochman
Title: Manager

GARY WEST

By:  /s/ Gary West
Name:  Gary West
Title: Authorized Signatory

MARY WEST

By: /s/ Mary West
Name:  Mary West
Title:  Authorized Signatory

RANDALL ROCHMAN

By:  /s/ Randall Rochman
Name: Randall Rochman
Title:  Authorized Signatory